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                                          Filed by Genesis Health Ventures, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                           Subject Company: NCS HealthCare, Inc.
                                                     Commission File No. 0-27602

THE FOLLOWING SLIDE PRESENTATION WAS SHOWN AT THE SALOMON SMITH BARNEY 2002 GLOBAL HEALTH CARE CONFERENCE ON OCTOBER 30, 2002:


                         [Logo] Genesis Health Ventures

                              Salomon Smith Barney
                       2002 Global Health Care Conference
                                October 30, 2002








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Genesis Health Ventures
Fair Disclosure Statement
--------------------------------------------------------------------------------

Certain statements made in this presentation which are not historical facts may be "forward-looking" statements (as defined in the private securities litigation reform act of 1995) that involve risks and uncertainties and are subject to change at any time. These forward-looking statements may include, but are not limited to, statements containing words such as "anticipate" "believe" "plan" "estimate" "expect" "intend" "may" and similar expressions. These forward looking statements involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control and could cause actual results to differ materially. We caution investors that any forward-looking statements made by us are not guarantees of future performance. We disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

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Genesis Health Ventures
Agenda
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 o  Company Overview

 o  Growth Strategy

 o  Current Activities

 o  Industry Update

 o  Financial Review

                                                                               3

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Genesis Health Ventures
Two Industry Leading Businesses
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As of 6/30/2002

Genesis Health Ventures
-----------------------
 LTM Revenue: $2.7 BN
 LTM EBITDA:$228 MM

Health Services
---------------
 o  NeighborCare
       -  Institutional Pharmacy
       -  Medical Supplies
       -  Infusion

 o  Other Services
       -  Rehabilitation
       -  Group Purchasing

LTM Rev: $1.3 BN

ElderCare
---------
 o  Skilled Nursing
 o  Assisted Living
 o  Physician Svcs
 o  Staffing Svcs


LTM Rev: $1.4 BN

                                                                               4

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Genesis Health Ventures
Geographic Presence
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                             [Graphic Appears Here]

                                                                               5

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Genesis Health Ventures
Favorable Business and Payor Mix
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 Revenue by Division                     Payor Mix
 -------------------             --------------------------
 o  ElderCare 53%                o  Medicaid 43%
 o  NeighborCare 41%             o  Private Pay & Other 39%
 o  Other 6%                     o  Medicare 18%









                                                                               6

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                                Growth Strategy












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Genesis Health Ventures
Our Strategy
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                          NeighborCare = Growth Engine

                                     [Arrow]

                             o  Higher Growth
                             o  Higher ROE
                             o  Lower Regulatory Risk

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Genesis Health Ventures
Institutional Pharmacy Industry
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 o  $12 Billion Industry

 o  Services Include:

    -   Purchasing, repackaging and distribution of pharmaceuticals
    -   Therapeutic monitoring and drug utilization review

 o  Industry Growth Drivers:

    -   Favorable demographic trends
    -   Increasing drug utilization
    -   New drug technology

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Genesis Health Ventures
NeighborCare Revenue Growth Opportunities
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 o  Increasing Medicare Mix & Acuity in SNFs
    -   Limited SNF supply & demographic-driven demand
    -   Increasing Medicare census and acuity levels = higher drug utilization
    -   Revenue/ Medicare bed is 3.5 times revenue/private bed
        ($31.50 compared to $9.20)

 o  New Technology
    -   Introduction of new drugs drives price increases
    -   700 new drugs currently under development for elderly population

 o  Growth in Beds Served
    -   Acquisitions
    -   Sales Force Re-engineering / Improved Sales Process

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Genesis Health Ventures
NeighborCare Margin Expansion Initiatives
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 o  Contract Renegotiation with Primary Supplier
    -   Improved Pricing Matrix
    -   Reduced Purchasing Commitment - Direct Buying
    -   Provisions for Forward Buying

 o  Operational Best Practices
    -   Workflow Process Standardization to Reduce Direct Labor/Script
    -   Piloted in Four Sites/ Current Rollout in 5 of 7 Regions

 o  Improved Credit Administration
    -   DSO Continues to Improve - 9 Days Reduction YTD to 54 Days

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                     Current Activities

                             NCS Healthcare Acquisition





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Genesis Health Ventures
NCS Healthcare Acquisition
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Expect to Close NCS Acquisition Before December 31, 2002

 o  Fourth Largest Institutional Pharmacy in U.S.
    -   74 sites in 33 states
    -   203,000 beds served in 3,300 customer facilities

 o  Consideration
    -   1 share of GHVI for 10 shares of NCSS
    -   $322 million in cash to refinance debt

 o  Merger and Voting Agreements
    - Signed merger agreement approved unanimously by the Board of Directors and its Independent Committee
    -   Signed voting agreement for 65% of voting interest

 o  Accretive to Earnings While Maintaining Balance Sheet Strength


                                                                              13

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NeighborCare and NCS
Institutional Pharmacy Presence
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                             [Graphic Appears Here]



NCP = Red
NCS = Blue


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Genesis Health Ventures
NCS Acquisition Rationale
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 o  Creates second largest institutional pharmacy in U.S.

 o  Genesis Healthcare Services revenue grows to 57% of total revenues

 o  Expands geographic presence / Enhances national contracting capabilities

 o  Complementary customer base / Minimal customer overlap

 o  Centralized repackaging facility

 o  Industry leading systems and software



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Genesis Health Ventures
NCS Operational Improvements & Synergies
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 o  Same Store Operational Improvements Already Being Realized

    -   FY 2002 EBITDA of $39 million (before restructuring charges)


 o  Operational Synergies Estimated at $15-25 million
    -   Purchasing improvements through volume discounts
    -   Site consolidations
    -   Overhead reductions



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                     Current Activities

                             Strategic Alternatives






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Genesis Health Ventures
Evaluating Strategic Alternatives
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 o  On October 2, 2002, Genesis announced that it was exploring certain strategic business alternatives for its ElderCare assets. Alternatives include:
    -   Spin-off
    -   Sale
    -   Retention

 o  Strategic Rationale:
    -   Historically higher valuation related to healthcare services
    - Elimination of current market overhang related to the skilled nursing sector
         x  Professional liability costs
         x  Government reimbursement
    -   Simplification of strategy and message


                                                                              18

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                                Industry Update





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Genesis Health Ventures
ElderCare Industry Update
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Medicare "Cliff"

 o  Add-ons Expired Sept 30: $35 per day
    -   Lame Duck session


 o  Congressional Support Exists for Relief:
    -   Expect resolution in early December


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Genesis Health Ventures
ElderCare Industry Update
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Professional Liability Costs


                                 Excess Coverage
                           $100,000,000 per occ./agg.


                    Captive                              Captive
                All Other States                         Florida
               $800,000 per occ./                  $2,500,000 per occ./
                $8,000,000 agg.                      $14,000,000 agg.



 o  Capped at $22MM on an aggregate basis; deductible on a per claim basis

 o  Limited exposure in high-risk states & excellent claims experience

 o ElderCare is fully insured on a first dollar basis for claims made through June 1, 2000

 o Self-insurance program in place through captive insurance subsidiary. Retention layer expensed and funded into captive.

 o  Excess layers insured through third party insurance carriers


                                                                              21


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                                Financial Review






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Genesis Health Ventures
Financial Highlights for Second Quarter Ended 6/30/02
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 o  Solid Revenue Growth and Margin Expansion
    -   Revenue grew 7% over the prior year quarter
    -   Overall EBITDA margin grew 12% from the prior year quarter

 o  Cash and Liquidity Highlights
    -   Cash on hand currently exceeds $100 million
    -   $150 million revolver unused
    - Company-wide focus on A/R reduction: overall DSO reduced 2 days to 53 from prior quarter and 7 days for the YTD


                                                                              23

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Genesis Health Ventures
Summary Financial Data ($ in Millions)
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

                                 Nine Months                       Nine Months                           Growth
                                Ended 6/30//01                    Ended 6/30/02                           Rate
--------------------------------------------------------------------------------------------------------------------
Inpatient Services                  $994.9                          $1,058.1                              6.4%

Pharmacy & Med Supplies              771.7                             835.4                              8.3%

Other Revenue                        115.6                             126.1                              9.1%

Total Revenue                     $1,882.2                          $2,019.6                              7.3%

EBITDAR                             $179.3                            $192.3                              7.3%

   EBITDAR Margin                      9.5%                              9.5%

EBITDA                              $152.3                            $171.6                             12.7%

   EBITDA Margin                       8.1%                              8.5%

Note: Excludes debt restructuring, reorganization costs and related charges and synthetic lease restructure


                                                                              24

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Genesis Health Ventures
Summary Segment Data ($ in Millions)
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                                 Nine Months                       Nine Months
                                Ended 6/30//01                    Ended 6/30/02
--------------------------------------------------------------------------------
Inpatient Services

Revenue                             $994.9                          $1,058.1

EBITDA                                92.0                             115.9

EBITDA Margin                          9.3%                             11.0%

EBITDA Growth                                                           26.0%


Pharmacy & Medical Supplies

Revenue (incl intercompany)         $844.4                            $915.0

EBITDA                                71.5                              80.4

EBITDA Margin                          8.5%                              8.8%

EBITDA Growth                                                           12.4%


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Genesis Health Ventures
Cash Flow Summary
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                                                                   Nine Months
                                                                  Ended 6/30/02
--------------------------------------------------------------------------------
Cash flow from operations                                             $174.3

Restructuring costs                                                    (44.3)

Capital expenditures & other investing                                 (50.7)

Cash provided by financing activities                                   (8.0)
                                                                      ------
Net increase in cash                                                   $71.3
                                                                      ======

Note: $42MM cash applied to reduce terms for purchased goods reflected as Financing Activity


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Genesis Health Ventures
Capitalization
---------------------------------------------------|----------------------------
                                                   |
   ($ in millions)                 6/30/02    %    |  Pro Forma   %
---------------------------------------------------|----------------------------
   Total Senior Secured Debt        $444.8   27.2  |   $644.9   34.5
                                                   |
   Second Priority Secured Notes     242.6   14.9  |    242.6   13.0
                                                   |
     Total Debt                     $687.4   42.1  |   $887.5   47.5
                                                   |
     Total Equity                   $945.6   57.9  |   $982.6   52.5
                                                   |
                                                   |
   Total Capitalization           $1,633.0  100.0% | $1,870.1  100.0%


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Genesis Health Ventures
Key Ratios
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                                    LTM 6/30/02             Pro Forma
                                   -------------           -----------
Coverage Ratios:
EBITDA / Interest                         4.7 x               4.2 x
EBITDAR / (Interest + Rent)               3.2 x               3.2 x


Leverage Ratios:
Total debt / EBITDA                       3.0 x               3.3 x
Net debt / EBITDA                         2.6 x               3.1 x
Net debt /
capitalization                            38.1%               46.3%


*Note that Pro Forma is based on NCS' actual results through FYE 6/30/02 excluding restructuring costs of $11.5mm


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                         [Logo] Genesis Health Ventures


Genesis and NCS have filed with the Securities and Exchange Commission (the "SEC") a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS THERETO) FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Genesis free of charge by directing a request in writing to:

Genesis Health Ventures, Inc.
Investor Relations
101 East State Street
Kennett Square, PA 19348

or by calling 610-925-2000.